Exhibit 20


          Merrimac Vice Chairman Announces Retirement; Company Revises
                Restructuring Charge and Future Savings Estimate



West Caldwell, N.J., December 31, 1998: Merrimac Industries, Inc. (Amex: MRM) announces that it has accepted the early retirement of Eugene W. Niemiec, the Company's Vice Chairman and Chief Technology Officer. Mr. Niemiec will continue to serve as a member of its Board of Directors.

Mason N. Carter, Chairman and CEO commented: "Gene Niemiec has served Merrimac well for almost two decades in various executive officer and engineering positions and as a fellow Board Member. We will miss him in our daily operations and look forward to his continued contribution as a Director of the Company."

The Company previously announced a reduction of its workforce. It also offered early retirement packages to certain employees during the fourth quarter of 1998. Since the earlier announcement, the Company has revised upwards the restructuring charge for the fourth quarter of 1998 from approximately $200,000 to approximately $500,000 before taxes as a result of the reduction in workforce and voluntary early retirements. The saving in costs for future fiscal years from these events should approximate $1,100,000 annually. A portion of these savings will be utilized toward the hiring for critical positions during the next fiscal year. Mr. Carter commented: "This restructuring addresses both current market conditions and the strategic focus of our technology and market development. Management is taking appropriate action without losing sight of our many accomplishments and the strategic progress we continue to make."

Merrimac Industries, Inc., with locations in West Caldwell, NJ and San Jose, Costa Rica, has approximately 155 co-workers in the design and manufacture of signal processing components, micro-multifunction modules (MMFM(TM)) and subsystems providing Total Integrated Packaging Solutions for high-performance, mission-critical applications in communications, defense, and aerospace markets. Merrimac (MRM) is listed on the American Stock Exchange.


Contact: Mason N. Carter                 Fax:                    (973) 882-5989
         Chairman and CEO                Email:             mnc@merrimacind.com
         Phone:(973)575-1300, ext.202    Internet:   http://www.merrimacind.com


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